FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date: November 27, 2008

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice Relating to Acquisition of Treasury Stock

2.	Dissolution of a Subsidiary

November 27, 2008

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

Notice Relating to Acquisition of Treasury Stock

(Acquisition of Treasury Stock pursuant to the Articles of Incorporation of Kyocera Corporation under

Article 165, Paragraph 2 of the Corporation Act)

This is to advise you that Kyocera Corporation (the “Company”) has resolved at a meeting of its Board of Directors held on November 27, 2008 to acquire treasury stock in accordance with the provisions of Article 156 of the Corporation Act applied after the modification by the provisions in Article 165, Paragraph 3 of the Corporation Act. The outline of this acquisition of treasury stock is as follows:

1. Reason for Acquisition of Treasury Stock:

The acquisition of treasury stock is to be conducted in preparation for the expeditious execution of capital strategies in the future, such as, e.g., a stock swap.

2. Substance of Acquisition of Treasury Stock:

(1)	Type of stock to be acquired:	Common Stock;

(2)	Total number of shares:	8 million shares (maximum)*;
(Percentage of total issued and outstanding shares excluding treasury stock already owned by the Company: 4.22%)

(3)	Total acquisition price:	38 billion yen (maximum);

(4)	Period for acquisition:	From November 28, 2008 to December 22, 2008;

(5)	Method of acquisition:	Market purchase.

(For your information)

Status of treasury stock held by the Company as of November 26, 2008:

Number of issued and outstanding shares (excluding treasury stock owned by the Company): 189,789,434 shares; and Number of shares of treasury stock held by the Company: 1,519,856 shares.

November 27, 2008

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

Dissolution of a Subsidiary

This is to advise you that the Kyocera Corporation (the “Company”) has resolved at the meeting of its Board of Directors held on November 27, 2008 to dissolve a subsidiary, as set forth below.

1. Outline of Subsidiary to be Dissolved:

Name:	Shanghai KYOCERA Trading Co., Ltd.
Address:	5F, Gao Tong Building, 80 Huashen Road, Wai Gao Qiao Free Trade Zone, Shanghai, 200131 China
Representative:	Yasuyuki Yamamoto
Date of Incorporation:	February 8, 2001
Amount of Capital:	US$ 1,755,000
Business:	Repair of PHS base stations
Shareholders:	100% owned by the Company

2. Reason for Dissolution:

This subsidiary provides repair services for PHS base stations supplied to China by the Company and by the former mobile phone business of SANYO Electric Co., Ltd. (currently included in the Corporate Communication Equipment Group of the Company). The Company has decided to dissolve and liquidate this subsidiary because the number of base stations to be repaired is decreasing, and further decline is expected in the future due to a substantial decline in the number of PHS subscribers in China. Repair services will continue to be provided under a new business structure without any change.

3. Schedule for Dissolution:

Liquidation procedures will be completed by the end of May 2009.

4. Effect to the Company’s Performance:

There will be no impact on the performance of the Company for the fiscal year ending March 31, 2009 as a result of the dissolution of this subsidiary.